UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO.1)*

                         Packaging Dynamics Corporation
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    695160101
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

                                 (Page 1 of 12)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Corsair Capital Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             333,200

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             333,200

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             333,200

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             3.4%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Long Short International, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             A Cayman Islands exempted company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             37,000

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             37,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             37,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.4%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Corsair Select, L.P. (as successor in interest to Neptune Partners, L.P.)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             270,535

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             270,535

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             270,535

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.8%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Management, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             667,235

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             667,235

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             667,235

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.9%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jay R. Petschek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             667,235

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             667,235

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             667,235

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.9%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Steven Major

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             39,300

6.      SHARED VOTING POWER

             667,235

7.      SOLE DISPOSITIVE POWER

             39,300

8.      SHARED DISPOSITIVE POWER

             667,235

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             706,535

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.3%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed pursuant to Rule 13d-2(b) with respect to the Common Stock (as defined below) of Packaging Dynamics Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 12, 2004, and amends and supplements the Schedule 13G filed by the Reporting Persons on September 12, 2003 (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

     The names of the persons filing this statement on Schedule 13G are: Corsair Capital Partners, L.P. ("Corsair Capital"), Corsair Long Short International, Ltd. ("Corsair International"), Corsair Select, L.P. (as successor in interest to Neptune Partners, L.P.) ("Corsair Select"), Corsair Capital Management, L.L.C. ("Corsair Management"), Jay R. Petschek ("Mr. Petschek") and Steven Major ("Mr. Major" and collectively, the "Reporting Persons"). Corsair Management is the investment manager of Corsair Capital, Corsair International and Corsair Select and the manager of other separate accounts. Mssrs. Petschek and Major are the controlling persons of Corsair Management.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address for each of Corsair Capital, Corsair Management, Corsair Select, Mr. Petschek and Mr. Major is 570 Lexington Avenue, 12th Floor, New York, New York 10022.

     The principal business address for Corsair International is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).      CITIZENSHIP:

     Each of Corsair Capital and Corsair Select is a limited partnership formed under the laws of the State of Delaware.

     Corsair Management is a limited liability company formed under the laws of the State of Delaware.

     Corsair International is an exempted company formed under the laws of the Cayman Islands, British West Indies.

     Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, $.01 par value per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     695160101

 ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Corsair Capital beneficially owns 333,200 shares of Common Stock.

          Corsair International beneficially owns 37,000 shares of Common Stock.

          Corsair Select beneficially owns 270,535 shares of Common Stock.

          Corsair Management, as the investment manager of each of Corsair Capital, Corsair International and Corsair Select, is deemed to beneficially own the 640,735 shares of Common Stock beneficially owned by them and an additional 26,500 shares of Common Stock held in separate accounts managed by it.

          Mr. Petschek, as a controlling person of Corsair Management, is deemed to be beneficially own the 667,235 shares of Common Stock beneficially owned by Corsair Management.

          Mr. Major is a controlling person of Corsair Management and is deemed to beneficially own the 667,235 shares of Common Stock beneficially owned by them and the beneficial owner of an additional 39,300 shares of Common Stock that he owns personally or through separate accounts managed by him.

          Collectively, the Reporting Persons beneficially own 706,535.

     (b)  Percent of Class:

          Corsair Capital's beneficial ownership of 333,200 shares of Common Stock represents 3.4% of all the outstanding shares of Common Stock.

          Corsair International's beneficial ownership of 37,000 shares of Common Stock represents 0.4% of all the outstanding shares of Common Stock.

          Corsair Select's beneficial ownership of 270,535 shares of Common Stock represents 2.8% of all the outstanding shares of Common Stock.

          Corsair Management's and Mr. Petschek's beneficial ownership of 667,235 shares of Common Stock represents 6.9% of all the outstanding shares of Common Stock.

          The 706,535 shares of Common Stock deemed to be beneficially owned by Mr. Major represents 7.3% of all the outstanding shares of Common Stock.

          Collectively, the Reporting Persons beneficially own 706,535 shares of Common Stock representing 7.3% of all the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote

               Mr.  Major  has the sole  power to or to  direct  the vote of the
               39,300  shares  of  Common  Stock   beneficially   owned  by  him
               personally or through separate accounts managed by him.

         (ii)  Shared power to vote or to direct the vote of shares of Common
               Stock:

               Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 333,200 shares of Common Stock.

               Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 37,000 shares of Common Stock.

               Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 270,535 shares of Common Stock.

         (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

               Mr. Major has the sole power to dispose or to direct the disposition of the 39,300 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

         (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

               Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 333,200 shares of Common Stock.

               Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 37,000 shares of Common Stock.

               Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 270,535 shares of Common Stock.

               Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 26,500 shares of Common Stock held in separate accounts managed by Corsair Management.

ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  February 13, 2004     CORSAIR CAPITAL PARTNERS, L.P.
                              By:  Corsair Capital Advisors, L.L.C.,
                                   General Partner


                                   By: /s/ Steven Major
                                   -----------------------
                                   Name:   Steven Major
                                   Title:  Managing Member


                              CORSAIR LONG SHORT INTERNATIONAL, LTD.
                              By:  Corsair Capital Management, L.L.C.,
                                   Director

                                   By: /s/ Steven Major
                                   -------------------------------------
                                           Steven Major, Managing Member


                              CORSAIR SELECT, L.P.
                              By:  Corsair Select Advisors, L.L.C.,
                                   General Partner

                                   By: /s/ Steven Major
                                   -------------------------------------
                                           Steven Major, Managing Member


                              CORSAIR CAPITAL MANAGEMENT, L.L.C.


                              By: /s/ Steven Major
                              -------------------------------------
                                      Steven Major, Managing Member


                              /s/ Jay R. Petschek
                              -------------------
                                  Jay R. Petschek

                              /s/ Steven Major
                              -------------------
                                  Steven Major

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Packaging Dynamics Corporation dated as of February 13, 2004 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 13, 2004     CORSAIR CAPITAL PARTNERS, L.P.
                              By:  Corsair Capital Advisors, L.L.C.,
                                   General Partner


                                   By: /s/ Steven Major
                                   -----------------------
                                   Name:   Steven Major
                                   Title:  Managing Member


                              CORSAIR LONG SHORT INTERNATIONAL, LTD.
                              By:  Corsair Capital Management, L.L.C.,
                                   Director

                                   By: /s/ Steven Major
                                   -------------------------------------
                                           Steven Major, Managing Member


                              CORSAIR SELECT, L.P.
                              By:  Corsair Select Advisors, L.L.C.,
                                   General Partner

                                   By: /s/ Steven Major
                                   -------------------------------------
                                           Steven Major, Managing Member


                              CORSAIR CAPITAL MANAGEMENT, L.L.C.


                              By: /s/ Steven Major
                              -------------------------------------
                                      Steven Major, Managing Member


                              /s/ Jay R. Petschek
                              -------------------
                                  Jay R. Petschek

                              /s/ Steven Major
                              -------------------
                                  Steven Major